UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Pop Culture Group Co., Ltd

(Name of Issuer)

Class A ordinary shares, par value $0.001 per share

(Title of Class of Securities)

G71700 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71700 101	Page 1 of 6

1.	Names of Reporting Persons. China Young Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,180,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,180,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,180,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9%**
12.	Type of Reporting Person FI

*	Represents class A ordinary shares held by China Young Group Limited as of December 31, 2021.

**	Percentage of class is calculated based on 18,286,923 class A ordinary shares outstanding as of December 31, 2021, which information was provided by the Issuer to the Reporting Persons on December 31, 2021.

CUSIP No. G71700 101	Page 2 of 6

1.	Names of Reporting Persons. Jianfeng Liu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,180,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,180,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,180,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9%**
12.	Type of Reporting Person IN

*	Represents class A ordinary shares indirectly held by Jianfeng Liu through China Young Group Limited as of December 31, 2021.

**	Percentage of class is calculated based on 18,286,923 class A ordinary shares outstanding as of December 31, 2021, which information was provided by the Issuer to the Reporting Persons on December 31, 2021.

CUSIP No. G71700 101	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Pop Culture Group Co., Ltd

(b) Address of Issuer’s Principal Executive Offices: Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the People’s Republic of China

ITEM 2.

2(a) Name of Person Filing:

China Young Group Limited

Jianfeng Liu

The shares reported herein are directly held by China Young Group Limited. Mr. Jianfeng Liu is the sole shareholder of China Young Group Limited. Accordingly, Mr. Jianfeng Liu may be deemed to indirectly beneficially own the securities of the Issuer held by China Young Group Limited.

2(b) Address of Principal Business Office, or if None, Residence:

Address of China Young Group Limited: Unit 1402B, 14/F, The Belgian Bank Building, Nos. 721-725 Nathan Road, Mongkok, Kowloon, Hong Kong

Business address of Mr. Jianfeng Liu: Unit 1402B, 14/F, The Belgian Bank Building, Nos. 721-725 Nathan Road, Mongkok, Kowloon, Hong Kong

2(c) Citizenship:

China Young Group Limited: Hong Kong

Jianfeng Liu: People’s Republic of China

2(d) Title of Class of Securities:

Class A ordinary shares, par value $0.001 per share

2(e) CUSIP Number:

G71700 101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G71700 101	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G71700 101	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

By:	/s/ Jianfeng Liu
Name:	Jianfeng Liu

China Young Group Limited

By:	/s/ Jianfeng Liu
Name:	Jianfeng Liu
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G71700 101	Page 6 of 6

EXHIBIT INDEX

Exhibit
A. Joint Filing Agreement